Filer: Vishay Intertechnology, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: General Semiconductor Inc.
                                                   Commission File No. 001-05442




                                                                    NEWS RELEASE

                                    Contact:    Richard N. Grubb, Executive
                                                Vice President and Chief
                                                Financial
                                                Officer or Robert A. Freece
                                                Senior Vice President
                                                610/644-1300

FOR IMMEDIATE RELEASE


               VISHAY PROPOSES TO ACQUIRE GENERAL SEMICONDUCTOR


      MALVERN, PENNSYLVANIA - April 2, 2001 - Dr. Felix Zandman, Chairman of the Board and C.E.O. of Vishay Intertechnology, Inc. (NYSE: VSH), announced today that in a letter to Ronald A. Ostertag, Chairman of the Board, President and C.E.O., of General Semiconductor (NYSE: SEM) Vishay has proposed to acquire General Semiconductor through a stock swap of one newly issued Vishay share for two outstanding General Semiconductor shares.

The letter highlighted potential benefits of the combination to the stockholders of both General Semiconductor and Vishay especially in the light of the deteriorating outlook for the electronics component segment. "In the current environment," the letter said, "all industry participants will need to move aggressively to cut costs and to work creatively to preserve revenues. The complementary nature of our product lines should result in substantial operational and marketing synergies and provide natural opportunities for cost savings."

The letter continued: "Vishay's strong balance sheet coupled with General Semiconductor's reputation and market presence should create an ideal platform for growth through acquisitions in the semiconductor component market. Now may be a particularly opportune time to pursue such acquisitions, when adverse market conditions favor companies able to take the longer term perspective."

"Shareholders of both companies, but particularly of General Semiconductor, will benefit from being a part of a larger and more diverse enterprise that will have product offerings covering the full spectrum of active and passive electronic components," the letter said.

The letter concluded by stating that, although a stock for stock transaction would seem to be most sensible for General Semiconductor stockholders in the current environment, Vishay would be prepared to discuss a transaction with a cash alternative, either in whole or in part. Vishay's proposal is subject to customary conditions including diligence and regulatory approval.

Vishay, a Fortune 1,000 Company with annual sales of $2.5 billion, is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, inductors) and a major producer of discrete semiconductors (diodes, optoelectronics, transistors), IRDCs (infrared communication devices), and power and analog switching integrated circuits. The Company's components are vital to electronic operations and can be found in products manufactured in a very broad range of industries worldwide. With headquarters in Malvern, Pennsylvania, Vishay employs over 20,000 people in 60 plants in the U.S., Mexico, Germany, Austria, the United Kingdom, France, Portugal, the Czech Republic, Hungary, Israel, Taiwan (ROC), China and the Philippines. Vishay can be found on the Internet at http://www.vishay.com.

Statements contained herein that relate to the Company's future performance, including, without limitation, statements with respect to the Company's anticipated results of operations or level of business for 2001 or any other future period, including synergies and cost savings, are forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations only, and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ are: changes in the demand for, or in the mix of the Company's products and services; recessionary trends in general or in the specific areas where the Company sells the bulk of its products; competitive pricing and other competitive pressures; cancellation of a material portion of the orders in the Company's backlog; difficulties in expansion and/or new product development, including capacity constraints and skilled personnel shortages; drops in average sales prices; changes in laws, including trade restrictions or prohibitions and the cancellation or reduction of government grants, tax benefits or other incentives; currency exchange rate fluctuations; labor unrest or strikes; underutilization of plants and factories in high labor cost regions and capacity constraints in low labor cost regions; difficulties in obtaining items needed for the production of the Company's products; quality deviations in raw materials; significant price increases in, or the inability to obtain adequate supplies of, tantalum or palladium; the availability of acquisition opportunities on terms considered reasonable by the Company; and such other factors affecting the Company's operations, markets, products, services and prices as are set forth in its December 31, 2000 Report on Form 10-K filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                       ###

The foregoing is a proposal which has not been agreed to by General Semiconductor and is subject to the conditions described above. If Vishay proceeds with the proposed transaction, it will file appropriate disclosure materials with the Securities and Exchange Commission. General Semiconductor may also be required to file documentation with the SEC. Investors and security holders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and security holders may obtain a free copy of this documentation (when and if available) and other documents filed by Vishay and General Semiconductor with the SEC at the SEC's website at www.sec.gov. The transaction documentation, if and when it is filed, and other documents of Vishay may also be obtained from Vishay upon request by directing such request to Vishay Intertechnology, Inc., 63 Lincoln Highway, Malvern, Pennsylvania 19355-2121, tel.: (610) 644-1300, Attention: Corporate Secretary.